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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         Louis Dreyfus Natural Gas Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   546011 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Andrew J. Connelly, Esq., General Counsel, Louis Dreyfus Holding Company Inc.
             10 Westport Road, Wilton, CT 06897-0810, (203) 761-8444
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  March 9, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S.A. Louis Dreyfus et Cie.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8    SHARED VOTING POWER
     EACH
   REPORTING            20,710,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9    SOLE DISPOSITIVE POWER

                        None
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        20,710,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,710,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis Dreyfus Holding Company Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8    SHARED VOTING POWER
     EACH
   REPORTING            20,710,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9    SOLE DISPOSITIVE POWER

                        None
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        20,710,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,710,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis Dreyfus Commercial Activities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH
   REPORTING             20,651,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9     SOLE DISPOSITIVE POWER

                         None
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         20,651,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,651,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Louis Dreyfus Natural Gas Holdings Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8    SHARED VOTING POWER
     EACH
   REPORTING            11,000,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9    SOLE DISPOSITIVE POWER

                        None
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        11,000,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,000,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      L.D. Fashions Services Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH
   REPORTING             9,000,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9     SOLE DISPOSITIVE POWER

                         None
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         9,000,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 546011 10 7
          -----------
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      L.D. Fashions Holdings Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF
    SHARES              None
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH
   REPORTING             9,000,000 shares
    PERSON         -------------------------------------------------------------
     WITH          9     SOLE DISPOSITIVE POWER

                         None
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         9,000,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            This Amendment No. 3 to the Schedule 13D of the Louis Dreyfus Group (as defined below), dated December 6, 1994, as amended (the "Schedule 13D"), in respect of shares of Common Stock, par value $.01 per share, of Louis Dreyfus Natural Gas Corp., amends and restates the Schedule 13D to read in its entirety as set forth below.

ITEM 1.     SECURITY AND ISSUER
-------     -------------------

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

ITEM 2.     IDENTITY AND BACKGROUND
-------     -----------------------

            This Statement is filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), Louis Dreyfus Commercial Activities Inc., a Delaware corporation ("LDCA"), Louis Dreyfus Natural Gas Holdings Corp., a Delaware corporation ("NGHC"), L.D. Fashions Services Inc., a Connecticut corporation ("LDFS"), and L.D. Fashions Holdings Corp., a Delaware corporation ("LDFHC"). (SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, collectively, are sometimes referred to herein as the "Louis Dreyfus Group.")

            SALD is a privately-held corporation engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, and natural gas and petroleum product marketing. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

            LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries which engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 10 Westport Road, Wilton, Connecticut 06897-0810.

            LDCA is a wholly-owned subsidiary of LDHC and is a company which holds interests in various other corporations. The principal business and office address of LDCA is 10 Westport Road, Wilton, Connecticut 06897-0810.

            NGHC is a wholly-owned subsidiary of LDCA and is engaged in the business of holding certain of the shares of the Common Stock owned by the Louis Dreyfus Group. The principal business and office address of NGHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

            LDFS is a wholly-owned subsidiary of LDCA and is engaged in the business of holding shares of LDFHC. The principal business and office address of LDFS is 10 Westport Road, Wilton, Connecticut 06897-0810.

            LDFHC is a wholly-owned subsidiary of LDFS and is engaged in the business of holding shares of an operating subsidiary which is a licensor of intangibles. The principal business and office address of LDFHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19801.

            Information with respect to the executive officers and directors of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B, C, D, E and F, respectively, which are incorporated herein by reference.

            None of SALD, LDHC, LDCA, NGHC, LDFS or LDFHC, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------     --------------------------------------------------

            The Issuer's predecessor was acquired by the Louis Dreyfus Group on July 18, l990, for $46.6 million provided from the Louis Dreyfus Group's general corporate funds. Subsequent to 1990, the Louis Dreyfus Group acquired or established other subsidiaries or affiliates to conduct various related oil and gas acquisition and marketing activities. In November 1993, through various intercompany mergers, the Issuer succeeded to certain of these businesses, with NGHC owning 20,000,000 shares of the Common Stock, representing all of the issued and outstanding shares of such Stock. In November 1993, the Issuer completed an initial public offering of 7,800,000 shares of the Common Stock (the "IPO") at a price of $18.00 per share. During the period from June 29, 1994 through November 21, 1994, NGHC purchased 590,500 additional shares of the Common Stock on the open market for an aggregate of $8,344,725. The funds for these purchases were provided from the general corporate funds of the Louis Dreyfus Group.

            On December 22, 1994, NGHC declared a dividend of 590,500 shares of the Common Stock to its immediate parent corporation, LDCA. On December 29, 1994, 5,000 of these shares were transferred from NGHC to LDCA, and on January 1, 1995, the remaining 585,500 such shares were transferred from NGHC to LDCA.

            During the period from December 27, 1994 through February 23, 1995, LDCA purchased 39,500 additional shares of the Common Stock on the open market for an aggregate of $462,875.00, and during the period from December 10, 1997 through December 16, 1997, LDCA purchased 21,000 additional shares of the Common Stock on the open market for an aggregate of $408,812.50, bringing the total number of shares of the Common Stock owned directly by LDCA to 651,000. In addition, during the period from December 18, 1997 through January 7, 1998, LDHC purchased 59,000 additional shares of the Common Stock on the open market for an aggregate of $1,096,650.00. The funds for the above purchases were provided from the general corporate funds of the Louis Dreyfus Group.

            On March 3, 1998, NGHC declared a dividend of 9,000,000 shares of the Common Stock to its immediate parent corporation, LDCA, effective March 3, 1998. On March 5, 1998, LDCA contributed such 9,000,000 shares to its subsidiary, LDFHC, as a capital contribution. On March 9, 1998, LDCA transferred all of the issued and outstanding shares of LDFHC to LDCA's subsidiary, LDFS, as a capital contribution. As a result, LDCA owns 651,000 shares of the Common Stock directly, 11,000,000 shares of the Common Stock through NGHC and 9,000,000 shares of the Common Stock through LDFS and LDFHC.

ITEM 4.     PURPOSE OF TRANSACTION
-------     ----------------------

            Until the IPO in November 1993, the Issuer was an indirect wholly-owned subsidiary of SALD, and the Louis Dreyfus Group had the ability to exercise control over the management and operations of the Issuer. The IPO reduced the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 71.9%. During the period from June 29, 1994 through February 23, 1995, through the purchase of 630,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership to approximately 74.2%.

            In October 1997, in connection with the acquisition (the "American Acquisition") by the Issuer of American Exploration Company ("American"), the Issuer issued approximately 11,300,000 shares of the Common Stock to American's shareholders. Such issuance reduced the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 52.7%. In addition, the Issuer issued depository shares representing an interest in convertible preferred stock (the "Convertible Stock") to certain of American's shareholders in connection with the American Acquisition.

            During the period from December 10, 1997 through December 30, 1997, through the purchase of 70,000 additional shares of the Common Stock on the open market, the Louis Dreyfus Group increased its percentage ownership in the Issuer to approximately 52.9%. Effective December 31, 1997, 940,649 shares of the Common Stock were issued upon conversion of shares of the Convertible Stock, reducing the Louis Dreyfus Group's percentage ownership in the Issuer to approximately 51.6%. The remaining shares of Convertible Stock have been redeemed by the Issuer. During the period from January 5, 1998 to January 7, 1998, the Louis Dreyfus Group purchased 10,000 additional shares of the Common Stock on the open market, resulting in a percentage ownership in the Issuer equal to approximately 51.6%.

            Five of the eleven directors of the Issuer are present or former employees of SALD or its subsidiaries, and the Louis Dreyfus Group has maintained the ability to control the outcome of matters upon which stockholders of the Issuer vote.

            In a press release dated February 7, 1997, the Issuer announced that it had filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the primary offering by the Company of 2,750,000 shares of the Common Stock and the secondary offering by the Louis Dreyfus Group of up to 3,575,000 shares of the Common Stock. The Registration Statement has not been declared effective by the SEC, and the Issuer and the Louis Dreyfus Group are not at this time pursuing the offerings of Common Stock described in the Registration Statement.

            Subject to the arrangements described in Item 6 below, there is no agreement between any member of the Louis Dreyfus Group and any other party, including the Issuer, that would prevent the Louis Dreyfus Group from acquiring or disposing of shares of the Common Stock. Depending upon market conditions, financial considerations and other factors, the Louis Dreyfus Group may purchase or sell additional shares of Common Stock, if appropriate opportunities to do so are available, at such times as the Louis Dreyfus Group considers advisable.

            The Issuer is considering a proposal to adopt a deferred stock plan which would result in the acquisition by certain employees of the Issuer of beneficial ownership of up to 55,000 shares of the Common Stock in substitution for such employees' participation in a phantom stock plan sponsored by LDHC. In the event such deferred stock plan is approved by the Issuer, LDHC intends to take certain actions in connection with the phantom stock plan in order to facilitate such substitution.

            Subject to the foregoing, none of SALD, LDHC, LDCA, NGHC, LDFS or LDFHC has any present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
-------     ------------------------------------

            (a) As of the date hereof and subject to the arrangements described in Item 6 below, NGHC is the direct beneficial owner of 11,000,000 shares of the Common Stock, representing approximately 27.4% of the issued and outstanding shares of the Common Stock. LDFHC is the direct beneficial owner of 9,000,000 shares of the Common Stock, representing approximately 22.4% of the issued and outstanding shares of the Common Stock. LDFS is the indirect beneficial owner of the 9,000,000 shares held by LDFHC, representing approximately 22.4% of the issued and outstanding shares of the Common Stock. LDCA is the direct beneficial owner of 651,000 shares of the Common Stock and the indirect beneficial owner of the 11,000,000 shares held by NGHC and the 9,000,000 shares beneficially owned by LDFS, for a total of 20,651,000 shares of the Common Stock, representing approximately 51.5% of the issued and outstanding shares of Common Stock. LDHC is the direct beneficial owner of 59,000 shares of the Common Stock and the indirect beneficial owner of the 20,651,000 shares beneficially owned by LDCA, for a total of 20,710,000 shares of the Common Stock, representing approximately 51.6% of the issued and outstanding shares of the Common Stock. SALD is the indirect beneficial owner of the 20,710,000 shares of Common Stock beneficially owned by LDHC, representing approximately 51.6% of the issued and outstanding shares of the Common Stock.

            Except as listed on the Schedule attached hereto as Annex G, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, none of their respective executive officers or directors
(i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

            (b) SALD and LDHC share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 20,710,000 shares of the Common Stock which they beneficially own. In addition, LDCA shares with SALD and LDHC power to vote or to direct the vote and power to dispose or to direct the disposition of 20,651,000 of such shares. NGHC also shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or to direct the disposition of 11,000,000 of such shares; and LDFS and LDFHC share with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or direct the disposition of 9,000,000 of such shares.

            To the best knowledge of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

            Except as indicated in the footnotes to the Schedule attached hereto as Annex G, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, each of their respective executive officers and directors has sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such executive officer or director.

            (c) No purchases or sales of the Common Stock have been made by the Louis Dreyfus Group during the past 60 days.

            To the best knowledge of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, no executive officer or director of any of them has effected any transactions in shares of the Common Stock during the past 60 days.

            (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

            (e) Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------     RESPECT TO SECURITIES OF THE ISSUER
            -------------------------------------------------------------

            Except as described below and except for the Issuer's Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC, LDCA, NGHC, LDFS or LDFHC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            In December 1994, 20,000,000 of the shares of the Common Stock then owned by NGHC were pledged to a syndicate of French banks (the "Banks") to secure loans made by the Banks to a member of the Louis Dreyfus Group. During the period from April 1997 through January 1998, 9,000,000 of such shares were released from such pledge. However, a default by the borrower under the terms of the loans could result in the sale of all or a portion of the remaining 11,000,000 pledged shares and a change of control of the Issuer.

            Pursuant to a Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC, the Louis Dreyfus Group is entitled to certain rights to register 20,000,000 shares of the Common Stock. However, pursuant to the Assignment and Assumption Agreement dated as of December 20, 1994 among SALD and the Banks and the Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD and certain of the Banks, the Banks, as pledgees, may become entitled to certain rights to register the pledged shares of the Common Stock under certain circumstances.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
-------     --------------------------------

            1. Written Agreement of SALD, LDHC, LDCA, NGHC, LDFS and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).

            2. Pledge Agreement dated as of December 23, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.*

            3. Subordinate Pledge Agreement dated as of December 27, 1995 among SALD, Societe Generale and Banque Nationale de Paris.**

            4. Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC.**

            5. Assignment and Assumption Agreement dated as of December 20, 1994 among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des Banques Populaires, Banque Francaise du Commerce Exterieur, Caisse Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit National.**

            6. Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD, Societe General and Banque Nationale de Paris.**


----------
      * Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

      ** Filed as an exhibit to Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group dated February 18, 1997.

SIGNATURE
---------
            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.

                                    S.A. Louis Dreyfus et Cie.

March 9, 1998                       By: /s/ Gerard Louis-Dreyfus
                                       -------------------------------------
                                        Gerard Louis-Dreyfus
                                        President

                                    Louis Dreyfus Holding Company Inc.

March 9, 1998                       By: /s/ Ernest F. Steiner
                                       -------------------------------------
                                        Ernest F. Steiner
                                        Executive Vice President

                                    Louis Dreyfus Commercial Activities Inc.

March 9, 1998                       By: /s/ Ernest F. Steiner
                                       -------------------------------------
                                        Ernest F. Steiner
                                        President

                                    Louis Dreyfus Natural Gas Holdings Corp.

March 9, 1998                       By: /s/ Connie S. Linhart
                                       -------------------------------------
                                        Connie S. Linhart
                                        President and Treasurer

                                    L.D. Fashions Services Inc.

March 9, 1998                       By: /s/ Ernest F. Steiner
                                       -------------------------------------
                                        Ernest F. Steiner
                                        President

                                    L.D. Fashions Holdings Corp.

March 9, 1998                       By: /s/ Connie S. Linhart
                                       -------------------------------------
                                        Connie S. Linhart
                                        President and Treasurer

                                                                         ANNEX A
                                                                         -------


S.A. LOUIS DREYFUS ET CIE. ("SALD")

Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France              Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      -------------------------------     -----------

DIRECTORS
---------

Bernard Baldensperger            Directeur General of SALD           France

Claude Boquin                    Retired                             France

Jean Louis-Dreyfus               Vice President/                     France
                                 Directeur General of SALD

Gerard Louis-Dreyfus             Chairman/President/                 U.S.A.
Louis Dreyfus Corporation        Directeur General of SALD
405 Lexington Avenue
New York, New York 10174

Pierre Louis-Dreyfus             Vice President/                     France
                                 Directeur General of SALD

Jean-Hubert Pietra               Retired                             France

Jean Pinchon                     Retired                             France

Philippe Poirier D'Orsay         Directeur General of Groupe         France
                                 Louis Dreyfus

Ernest F. Steiner                Chief Financial Officer of          U.S.A.
Louis Dreyfus Holding            Groupe Louis Dreyfus
   Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut  06897

EXECUTIVE OFFICERS
(who are not Directors)
 ---------------------
Georges Gateff                   Directeur of SALD                   France

                                                                         ANNEX B
                                                                         -------

LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Holding
   Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897        Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      -------------------------------     -----------

DIRECTORS
---------

Daniel R. Finn, Jr.              Chairman and Chief Executive        U.S.A.
                                 Officer of Louis Dreyfus
                                 Energy Corp.
Gerard Louis-Dreyfus*

Simon B. Rich                    Vice Chairman and President         U.S.A.
                                 of LDHC
Ernest F. Steiner*

EXECUTIVE OFFICERS
(who are not Directors)
 ---------------------

Robert L. Aiken                  Vice President of LDHC              U.S.A.

Andrew J. Connelly               Vice President and General          U.S.A.
                                 Counsel of LDHC

Jerome F. Dubrowski              Treasurer of LDHC                   U.S.A.

Jeffrey R. Gilman                Vice President of LDHC              U.S.A.

Deborah J. Neff                  Vice President and Associate        U.S.A.
                                 Counsel of LDHC

Hal Wolkin                       Vice President of LDHC              U.S.A.


----------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                                         ANNEX C
                                                                         -------


LOUIS DREYFUS COMMERCIAL ACTIVITIES INC. ("LDCA")

Name and Business Address
(all business addresses are:
Louis Dreyfus Commercial
   Activities Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897        Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      -------------------------------     -----------

DIRECTORS
---------

None -- Louis Dreyfus
Holding Company Inc. acts
as Management

EXECUTIVE OFFICERS
------------------

Jeffrey R. Gilman*

Peter B. Griffin                 President of Louis Dreyfus          U.S.A.
Louis Dreyfus Corporation        Corporation
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897

Ernest F. Steiner**

Hal Wolkin*


----------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

      ** Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                                         ANNEX D
                                                                         -------

LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. ("NGHC")

Name and Business Address
(all business addresses are:
Louis Dreyfus Natural Gas
  Holdings Corp.
3411 Silverside Road
Baynard Building, Suite
210E
Wilmington, Delaware 19810       Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      -------------------------------     -----------

DIRECTORS
---------

Robert L. Bryant                 Business Consultant                 U.S.A.
2203 West 11th Street
Wilmington, Delaware 19805

Connie S. Linhart                President and Treasurer of          U.S.A.
                                 NGHC

Fil E. Spizzirro                 Business Consultant                 U.S.A.

Daniel F. Lindley                Attorney, Duane, Morris &           U.S.A.
Duane, Morris & Heckscher        Heckscher LLP, a law firm
  LLP
1201 Market Street
Suite 1500
Wilmington, Delaware 19801

EXECUTIVE OFFICERS
(who are not Directors)
 ---------------------
None

                                                                         ANNEX E
                                                                         -------


L.D. FASHIONS SERVICES INC. ("LDFS")

Name and Business Address
(all business addresses are:
L.D. Fashions Services Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897        Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      -------------------------------     -----------

DIRECTORS
---------

Jeffrey R. Gilman*

Ernest F. Steiner**

Hal Wolkin*

EXECUTIVE OFFICERS
(who are not Directors)
 ---------------------
None


----------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

      ** Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).

                                                                         ANNEX F
                                                                         -------

L.D. FASHIONS HOLDINGS CORP. ("LDFHC")

Name and Business Address
(all business addresses are:
L.D. Fashions Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810       Present Principal Occupation or
unless otherwise indicated)      Employment                          Citizenship
---------------------------      ------------------------------      -----------

DIRECTORS
---------

Robert L. Bryant*

Connie S. Linhart*

Fil E. Spizzirro*

EXECUTIVE OFFICERS
(who are not Directors)
 ---------------------
None


----------
      * Individual's business address, present principal occupation and citizenship are set forth in Annex D (NGHC).

                                                                         ANNEX G
                                                                         -------


                            OWNERSHIP OF COMMON STOCK
                            -------------------------

                                             Percentage of Issued   Transactions in the
                                             and Outstanding        Common Stock
Executive Officer      Number of Shares      Shares of Common       During the Past 60
or Director            Beneficially Owned*   Stock                  Days
--------------------   -------------------   --------------------   -------------------
Daniel R. Finn, Jr.     15,000 shares**      less than 0.1%         None

Jeffrey R. Gilman        1,000 shares        less than 0.1%         None

Gerard Louis-Dreyfus    13,000 shares**      less than 0.1%         None

Simon B. Rich          139,600 shares***     Approximately 0.3%     None

Ernest F. Steiner       13,600 shares****    less than 0.1%         None


----------
      * Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the executive officers and directors named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Shares a person is deemed to beneficially own by having a right to acquire by exercise of any option are considered outstanding solely for purposes of calculating such person's percentage ownership.

      ** Includes 10,000 shares which the named individual has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan.

      *** Includes 127,000 shares which Mr. Rich has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 400 shares owned by Mr. Rich as custodian for two of his children; includes 200 shares owned by one of Mr. Rich's children; includes 1,000 shares owned by Mr. Rich's wife.

      **** Includes 6,000 shares which Mr. Steiner has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 500 shares owned by Lodgepole Inc., a corporation wholly-owned by Mr. Steiner and his wife.

                                  EXHIBIT INDEX
                                  -------------
Exhibit
  No.                               Document                         Page
-------  -------------------------------------------------------  ----------
   1     Written Agreement of SALD, LDHC, LDCA, NGHC,                 24
         LDFS and LDFHC relating to the filing of this Amendment as required by Rule 13d-l(f).

   2     Pledge Agreement dated as of December 23, 1994                *
         among SALD, Societe Generale, Banque Nationale de Paris, Credit Lyonnais, Caisse Centrale des
         Banques Populaires, Banque Francaise du
         Commerce Exterieur, Caisse Nationale de Credit
         Agricole, Credit Industriel et Commercial,
         Banque Indosuez and Credit National.

   3     Subordinate Pledge Agreement dated as of                     **
         December 27, 1995 among SALD, Societe Generale and Banque Nationale de Paris.

   4     Registration Rights Agreement dated as of                    **
         November 9, 1993 between the Issuer and NGHC.

   5     Assignment and Assumption Agreement dated as of              **
         December 20, 1994 among SALD, Societe Generale,
         Banque Nationale de Paris, Credit Lyonnais,
         Caisse Centrale des Banques Populaires, Banque
         Francaise du Commerce Exterieur, Caisse
         Nationale de Credit Agricole, Credit Industriel et Commercial, Banque Indosuez and Credit
         National.

   6     Subordinate Assignment and Assumption Agreement              **
         dated as of December 27, 1995 among SALD, Societe
         General and Banque Nationale de Paris.


----------
      * Filed as an exhibit to Amendment No. 1 to the Schedule 13D of the Louis Dreyfus Group dated January 1, 1995.

      ** Filed as an exhibit to Amendment No. 2 to the Schedule 13D of the Louis Dreyfus Group dated February 18, 1997.